UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13 a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                FOR MAY 15, 2001

                                TOTAL FLEET S.A.
               --------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)

                         Avenida Bernardo Monteiro, 1563
                             Funcionarios 30150-902
                      Belo Horizonte, Minas Gerais, Brazil

                      -------------------------------------
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)
                    FORM 20-F ___X___   FORM 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                    YES ______          NO ___X___

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): notapplicable

Total Fleet S.A.
1. Balance Sheets - March 31,2000 and 2001
2. Statements of Income for the period ended March 31, 2000 and 2001
3. Summary Financial Data by Business Segment for the period ended March 31,2000 and 2001
4. Selected Historical Financial and Other Data - 1Q2000 and 1Q2001

                                TOTAL FLEET S.A.

                  BALANCE SHEETS - MARCH 31, 2000 AND 2001

                   ( Stated in thousands of Brazilian Reais )

                                     ASSETS

                                  ( Unaudited )
                                                           March 31,
                                                     -----------------------
                                                       2000           2001
                                                     --------       --------
CURRENT ASSETS:

Cash and cash equivalents                               1,384         15,338

Accounts receivable, net                                7,008         11,278

Revenue-earning vehicles, net                          35,999         49,253

Prepaid expenses and other                              5,699          5,830
                                                       ------         ------
                                                       50,090         81,699
                                                       ------         ------

NONCURRENT ASSETS:

Revenue-earning vehicles, net                          86,205         86,756

Escrow deposits                                           238            426

Deferred income taxes                                     848            433
                                                       ------         ------
                                                       87,291         87,615
                                                       ------         ------


PROPERTY AND EQUIPMENT, NET                               192            310
                                                      -------        -------
Total assets                                          137,573        169,624
                                                      =======        =======

                                TOTAL FLEET S.A.

                  BALANCE SHEETS - MARCH 31, 2000 AND 2001

                   ( Stated in thousands of Brazilian Reais )

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                 ( Unaudited )

                                                           March 31,
                                                     -----------------------
                                                       2000           2001
CURRENT LIABILITIES:                                 --------       --------

Short-term loans                                        4,774              -

Accounts payable                                        5,162          6,709

Payroll and related charges                             1,281            852

Income and social contribution taxes                    4,223          4,784

Taxes, other than on income                               349            444

Advances from customers                                 1,265            281

Other                                                   1,766          1,149
                                                       ------         ------
                                                       18,820         14,219
                                                       ------         ------


NONCURRENT LIABILITIES:

Reserve for contingencies                                 730            860

Advances from customers                                   236            468
                                                         ----          -----
                                                          966          1,328
                                                         ----          -----



SHAREHOLDERS' EQUITY:

Capital Stock                                         108,034        110,134

Accumulated earnings                                    9,753         43,943
                                                      -------        -------
                                                      117,787        154,077
                                                      -------        -------
Total liabilities and shareholders' equity            137,573        169,624
                                                      =======        =======

                                TOTAL FLEET S.A.

                              STATEMENTS OF INCOME

               FOR THE PERIOD ENDED MARCH 31, 2000 AND 2001

                   ( Stated in thousands of Brazilian Reais )

                                  ( Unaudited )

                                                     Period ended March 31,
                                                    ------------------------
                                                      1999           2000
                                                    --------        --------
NET REVENUES:

Fleet management                                      21,220         27,640

Used car sales                                         7,505         11,278
                                                      ------         ------
 Total revenues                                       28,725         38,918
                                                      ------         ------



EXPENSES AND COSTS:

Direct operating                                      (4,583)        (6,863)

Cost of used car sales                                (5,617)        (7,512)

Selling, general and administrative                   (2,960)        (2,922)

Depreciation of vehicles                              (7,014)        (7,030)

Other depreciation and amortization                      (22)           (30)
                                                     -------        -------
                                                     (20,196)       (24,357)
                                                     -------        -------

Operating income                                       8,529         14,561


FINANCIAL EXPENSE, NET                                  (187)           289

Income before taxes                                    8,342         14,850


INCOME TAXES                                          (2,769)        (5,042)
                                                       -----         ------
Net income                                             5,573          9,808
                                                       =====          =====

                                TOTAL FLEET S.A.

                   SUMMARY FINANCIAL DATA BY BUSINESS SEGMENT

               FOR THE PERIOD ENDED MARCH 31, 2000 AND 2001

                   ( Stated in thousands of Brazilian Reais )


                                  ( Unaudited )


                                            Period ended March 31,
                                           ------------------------
                                            1999              2000
                                           ------            ------
      NET REVENUES:

      Fleet management                      21,220            27,640

      Used car sales                         7,505            11,278
                                            ------            ------
                                            28,725            38,918
                                            ------            ------

      DEPRECIATION:

      Depreciation of vehicles              (7,014)           (7,030)

      Other                                    (22)              (30)
                                            ------            ------
                                            (7,036)           (7,060)
                                            ------            ------


      OPERATING INCOME:

      Fleet management                       8,304            12,448

      Used car sales                         1,280             2,995

      Corporate expenses                    (1,033)             (852)

      Other depreciation                       (22)              (30)
                                             -----            ------
                                             8,529            14,561
                                             -----            ------


      OPERATING MARGIN:

      Fleet management                        39.1%             45.0%

      Used car sales                          17.1%             26.6%

      Total                                   29.7%             37.4%

                                TOTAL FLEET S.A.

                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA

     ( Stated in thousands of Brazilian Reais unless otherwise indicated )
                                  (Unaudited)


                                                         1 Q 2000    1 Q 2001
                                                         --------    --------
STATEMENT OF OPERATIONS DATA:

Net revenues:

  Fleet management                                         21,220      27,640
  Used car sales                                            7,505      11,278
                                                           ------      ------
Total net revenues                                         28,725      38,918

Direct operating costs and expenses:

  Fleet management                                        (4,583)     (6,863)
  Cost of used car sales                                  (5,617)     (7,512)
                                                          -------     -------
Total direct operating costs and expenses                (10,200)    (14,375)
                                                          -------     -------

Gross profit                                              18,525      24,543

Selling, general and administrative expenses:

  Adverstising, promotion and selling:

    Fleet management                                      (1,319)     (1,299)
    Used car sales                                          (608)       (771)
                                                          ------      ------
      Total adverstising, promotion and selling           (1,927)     (2,070)

  General and administrative expenses                       (959)       (833)

  Other                                                      (74)        (19)
                                                           -----       -----
Total selling, general, administrative and other expenses (2,960)     (2,922)

Depreciation expenses:

 Vehicle depreciation expenses:

   Fleet management                                       (7,014)     (7,030)

   Non-Vehicle depreciation and amortization expenses        (22)        (30)
                                                          ------      ------
Total depreciation expenses                               (7,036)     (7,060)
                                                          ------      ------

Operating income                                           8,529      14,561

Financial Interest:
   Expense                                                  (345)       (134)
   Income                                                     93         440
   Tax on financial revenues                                  (5)        (17)
   Monetary variation and exchange loss                        6           -
   Monetary variation and exchange gain                       64           -
                                                           -----       ------
      Financial interest (expense) income, net              (187)        289

Income before taxes                                        8,342      14,850

Income taxes                                              (2,769)     (5,042)
                                                           -----      ------
Net income                                                 5,573       9,808
                                                           =====       =====

                                TOTAL FLEET S.A.

                    SELECTED HISTORICAL FINANCIAL AND OTHER DATA

      ( Stated in thousands of Brazilian Reais unless otherwise indicated )
                                  (Unaudited)


STATEMENT OF OPERATIONS DATA                             1 Q 2000    2 Q 2001
                                                         --------    --------
OTHER DATA :

EBITDA                                                     15,565      21,621

Vehicle Depreciation                                       (7,014)     (7,030)
                                                           ------      ------
Adjusted EBITDA                                             8,551      14,591
                                                            =====      ======

SELECTED OPERATING DATA:                                 1 Q 2000    1 Q 2001
                                                         --------    --------


Fleet at end of period                                      9,019      10,959

Average Operating Fleet Age (months)                          8.9        14.7

Number of Rental Days                                     732,180     921,090

Utilization Rates                                          96.95%      97.43%

Numbers of Cars Purchased                                   1,765         836

Average Purchase Price                                      14.47       17.82

Total Investment in Fleet                                25,541.7    14,897.0

Numbers of Cars Sold                                          541         715

Average Car Price                                           13.53       15.28

Depreciation per car..(R$)                               3,343.45    2,677.08

Average Annual Revenue per Owned
 Car in Operation.....(R$)                              10,115.20   10,482.48

Average Rental Revenue per Rental
 Car per Day..........(R$)                                  28.98       30.01